Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a‑12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0‑10967)

Set forth below is a letter to stockholders of Bankmanagers Corp. in connection with the proposed merger between First Midwest Bancorp, Inc. and Bankmanagers Corp.

BANKMANAGERS CORP.	7540 West Capitol Drive Milwaukee, Wisconsin 53216 (414) 466-8000 FAX 466-7773

August 30, 2019

Dear Fellow Shareholder:

I am pleased to share some exciting news for our company. On August 28, 2019, we announced that we entered into a definitive agreement to merge Bankmanagers Corp. (“Bankmanagers”) with First Midwest Bancorp, Inc. (“First Midwest”). Park Bank will also merge with First Midwest Bank. A copy of the press release is attached.

First Midwest is a high quality, well-managed and financially sound company headquartered in Chicago. It is one of the largest independent bank holding companies in the Midwest, with approximately $17.5 billion of total assets, $12 billion of trust assets under management and more than 125 locations across metropolitan Chicago, southeast Wisconsin, northwest Indiana, central and western Illinois and eastern Iowa. In Milwaukee, First Midwest operates a commercial loan production office and a wealth management firm, Northern Oak Wealth Management. The bank employs more than 2,200 colleagues.

Like Park Bank, First Midwest shares our commitment to relationship-based banking and personalized customer service. We believe our collective market presence will add depth to the combined teams, enhancing our ability to serve our customers’ banking needs. With First Midwest, our customers will have access to a broader array of commercial, treasury management, equipment leasing, consumer, wealth management, trust and private banking products and services.

First Midwest considers its merger with Bankmanagers as an opportunity to further expand in Milwaukee and southeast Wisconsin with an established management team and experienced bankers. Our success over the past 100+ years in forging lasting relationships with businesses looking for real, reliable commercial relationships will serve as First Midwest’s platform for continued growth.

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of each company, Bankmanagers shareholders will receive consideration consisting of First Midwest common stock and cash. You will receive 29.9675 shares of First Midwest common stock, plus $623.02 in cash, in exchange for each share of your Bankmanagers common stock. The stock portion of the consideration is fixed. The cash consideration is subject to adjustment as set forth in the merger agreement. Based on the August 26, 2019 closing stock price of First Midwest common stock of $18.79, the total per share consideration value equates to $1,186.11. The final value you receive upon completion of the merger will fluctuate depending on changes to First Midwest’s stock price between now and the completion of the merger.

First Midwest’s common stock is publicly traded on Nasdaq under the symbol FMBI. First Midwest has paid a cash dividend every quarter since it was founded, with the quarterly cash dividend currently at $0.14 per share.

A complete description of the transaction will be provided in proxy materials that will be sent to you in a few months. A special meeting of Bankmanagers shareholders will be held following the delivery of the proxy materials where we will seek your approval of the transaction.

We expect the transaction to be completed by January 2020. First Midwest has a significant amount of experience with acquiring banks, having successfully completed more than 30 transactions. I am confident that the merger process will go very smoothly.

This is truly an exciting time for Park Bank as we partner with First Midwest.

Please free feel to contact me at (414) 270-3207 with any questions you may have regarding this merger. As always, thank you for your continued support.

Sincerely,

P. Michael Mahoney

President

Bankmanagers Corp.

Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements.” Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10-K for the year ended December 31, 2018, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Bankmanagers, First Midwest will file a registration statement on Form S-4 with the SEC.  The registration statement will include a proxy statement of Bankmanagers, which also will constitute a prospectus of First Midwest, that will be sent to Bankmanagers’ shareholders. Investors and shareholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bankmanagers and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bankmanagers upon written request to Bankmanagers Corp., Attn: P. Michael Mahoney, President, 330 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 or by calling (414) 466-8000.

Participants in this Transaction

First Midwest, Bankmanagers and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bankmanagers’ shareholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 14, 2019 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 1, 2019. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.